

April 29, 2013

<u>Via E-mail</u>
M. Kirk Scott
Chief Financial Officer
Dividend Capital Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

   Re: Dividend Capital Diversified Property Fund Inc.
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed April 29, 2013
     File No. 000-52596

Dear Mr. Scott:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Tom Kluck

        Tom Kluck
        Legal Branch Chief

cc: Joshua Widoff
   General Counsel
   Dividend Capital Diversified Property Fund Inc.
   Via E-mail